BuzzFeed, Inc.
229 West 43rd Street, 10th Floor
New York, New York 10036
March 29, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Marion Graham

Re:	BuzzFeed, Inc.
Registration Statement on Form S-3
Filed March 21, 2023
File No. 333-270729
Dear Ms. Graham:
On March 28, 2023, BuzzFeed, Inc. (the Company) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 3:00 p.m., Eastern Time, on March 30, 2023, or as soon as possible thereafter.
The Company hereby withdraws such request.

Sincerely,

/s/ David Arroyo
Name: David Arroyo
Title: Chief Legal & Compliance Officer,
Corporate Secretary

cc:	Valerie Ford Jacob, Esq.
Michael A. Levitt, Esq.
(Freshfields Bruckhaus Deringer US LLP)